SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Table of Contents

Press Release of  May 31, 2007 – Coca-Cola Hellenic Bottling Company S.A. announces completion of the acquisition of Italian vending operator Eurmatik.

Press Release of  May 31, 2007 – Coca-Cola Hellenic Bottling Company S.A. announces the Publication of Prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme.

Press Release of  July 3, 2007 – Coca-Cola Hellenic Bottling Company S.A. announces new regional structure.

Press Release of July 4, 2007 – Coca-Cola HBC schedules First Half 2007 financial results and conference call date.

Press Release of July 5, 2007 – Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of a new production facility in Russia.

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces completion of the acquisition of Italian vending operator Eurmatik

Athens, Greece – 31 May 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today the completion of the acquisition of 100% of Eurmatik S.r.l., a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks.

The total consideration for the transaction is EUR15.8 million (including debt but excluding acquisition costs). The acquisition of Eurmatik is not expected to materially affect group profitability in the near term.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,
Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the Publication of Prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece – 31 May 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 30 May 2007 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5456x_-2007-5-31.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

INQUIRIES

Company Contacts: Coca-Cola HBC – Corporate Treasury Department Chris Nolan	Tel: +30 210 618 3114 e-mail: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,

Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces new regional structure

Athens, Greece - 3 July 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today a new regional structure with effect from August 1, 2007.

Dimitris Lois, who joined CCHBC recently as Executive Advisor to the Managing Director, has been appointed Region Director with responsibility for Greece, Cyprus, Nigeria, Bulgaria, Romania and Moldova.

Richard Smyth, currently Region Director for Austria, Poland, Hungary, the Czech Republic, Slovakia, and Slovenia, will also assume responsibility for Italy, Switzerland and the Baltic countries of Estonia, Lithuania, and Latvia.

John Brady, will continue to manage as Region Director the Russian Federation, Ukraine, Belarus, the Republic of Ireland, Northern Ireland, and Armenia, while also assuming responsibility for Serbia, Montenegro, Croatia, Bosnia & Herzegovina, and the Former Yugoslav Republic of Macedonia.

Mr. Doros Constantinou, Managing Director of Coca-Cola HBC said: “The optimization of our regional structure is significant to the successful execution of our business strategy. The new regional structure is intended to facilitate knowledge transfer and leverage synergies arising from geographic proximity and similar socio-economic conditions. It is also better aligned with the operating business units of The Coca-Cola Company. I am confident that our initiative will serve its purpose well.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria
Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola HBC schedules First Half 2007 financial results and conference call date

Athens, Greece – 4 July  2007 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today announced that it will release First Half 2007 financial results on Thursday 9 August 2007 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release and presentation slides will be available as of that time on our website: www.coca-colahbc.com.

A conference call with financial analysts, discussing the results, will be hosted by CCHBC Management at 4 pm Athens Time, 2 pm London Time, 9 am New York Time. Interested parties can access the live audio webcast through the Coca-Cola HBC website: www.coca-colahbc.com. Participants should register on the website approximately 10 minutes prior to the start of the call.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Η Coca-Cola Ελληνική Εταιρεία Εμφιαλώσεως Α.Ε. ανακοινώνει την ημερομηνία των οικονομικών αποτελεσμάτων για το πρώτο εξάμηνο του έτους 2007 και τηλε-συνδιάσκεψη (conference call).

Αθήνα – 4 Ιουλίου 2007 - Η Coca-Cola Ελληνική Εταιρεία Εμφιαλώσεως Α.Ε.  (Coca-Cola Τρία Έψιλον, Εταιρεία) θα ανακοινώσει τα οικονομικά αποτελέσματα για το πρώτο εξάμηνο του έτους 2007 τη Πέμπτη 9 Αυγούστου 2007, στις 8:30 πμ ώρα Ελλάδας. Το δελτίο τύπου και η παρουσίαση της Εταιρείας θα είναι διαθέσιμα από εκείνη την ώρα στην ιστοσελίδα μας: www.coca-colahbc.com.

Η διοίκηση της Εταιρείας θα διενεργήσει τηλε-συνδιάσκεψη (conference call) µε χρηµατοοικονομικούς αναλυτές στις 4.00µµ ώρα Ελλάδος. Οι ενδιαφερόµενοι θα µπορούν να παρακολουθήσουν την τηλε-συνδιάσκεψη µέσω του διαδικτύου στην ιστοσελίδα της εταιρείας. Όσοι επιθυµούν να συµµετάσχουν παρακαλούνται να επισκεφτούν την ιστοσελίδα της Εταιρείας 10 λεπτά πριν την έναρξη της τηλε-συνδιάσκεψης για να εγγραφούν.

Η Coca-Cola Τρία Έψιλον είναι ένας από τους μεγαλύτερους εμφιαλωτές προϊόντων της The Coca-Cola Company παγκοσμίως, δραστηριοποιείται σε 28 χώρες και  εξυπηρετεί πληθυσμό 540 εκατομμύρια ανθρώπους. Η εταιρία είναι εισηγμένη στα χρηματιστήρια της Αθήνας (ΧΑ:EEEK), του Λονδίνου (LSE:CCB) και της Αυστραλίας (ASX:CHB). Οι αμερικανικοί αποθετήριοι τίτλοι (ADRs) διαπραγματεύονται στο χρηματιστήριο της Νέας Υόρκης (NYSE:CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,
Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the acquisition of a new production facility in Russia

Athens, Greece – 5 July 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has agreed to acquire 100% of Aquavision, a newly constructed production facility in Russia.  The plant, located in close proximity to Moscow, the largest consumer market in Russia, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space.

The new site provides CCHBC with immediate incremental installed production capacity, as well as available space for the future installation of additional lines.  The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which are also included in the transaction.

The total net consideration for the transaction is EUR191.5 million which is being funded by a combination of cash and short-term debt. CCHBC expects this transaction to be earnings accretive in 2008. The transaction is also subject to regulatory approval.

Commenting, Doros Constantinou, Managing Director of CCHBC said “Our superior portfolio of products, together with our market execution capabilities provides a strong platform from which to continue leveraging the relatively low per-capita consumption levels, rising household disposable incomes and growing health awareness of Russian consumers. This acquisition provides us with immediate access to state-of-the-art production facilities and significant expanded capacity to meet the growing consumer demand for our products, allowing us to further build upon our current leadership position in this high potential market.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date July 10, 2007